Exhibit 99.1

BRAGG GAMING SEES MULTI-YEAR GROWTH BASED ON ONGOING CONTENT AND PLATFORM EXPANSION AND NEW MARKET STRATEGY; PRELIMINARY 2021 FOURTH QUARTER AND FULL YEAR REVENUE AND ADJUSTED EBITDA EXCEED PRIOR GUIDANCE; RAISES 2022 REVENUE OUTLOOK

Remains on Track to Grow 2022 Year-end Total Addressable Market

Approximately Six-Fold Since Beginning of 2021

Expects 2021 Fourth Quarter Revenue of Approximately EUR €15.4 million (USD $17.6 million) and Adjusted EBITDA of Approximately EUR €1.3 million (USD $1.5 million)

Expects 2021 Full Year Revenue of Approximately EUR €58.0 million (USD $66.1 million) and Adjusted EBITDA of Approximately EUR €7.0 million (USD $8.0 million)

Raises Full Year 2022 Revenue Outlook to Range of EUR €68-72 million (USD $78-82 million) and Adjusted EBITDA Outlook to Range of EUR €9.5-10.5 million (USD $10.8-12.0 million)

TORONTO, February 8, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), a global iGaming technology and content provider, reported today that it sees multi-year growth in its business based on the success of its ongoing iGaming content and platform expansion and new market strategy. Momentum across Bragg’s current operations resulted in expected 2021 full year revenue and Adjusted EBITDA exceeding the Company’s previously provided guidance. Bragg also raised its 2022 full year revenue and Adjusted EBITDA guidance, which now reflect year-over-year growth of 21% and 43%, respectively compared to expected 2021 full year revenue and Adjusted EBITDA, and provided an update on the expected timing of the closing of its proposed acquisition of Spin Games.

•	Bragg expects to report fourth quarter 2021 revenue of approximately EUR €15.4 million (USD $17.6 million) and Adjusted EBITDA of approximately EUR €1.3 million (USD $1.5 million).

•	As a result, the Company expects to report full year 2021 revenue of approximately EUR €58.0 million (USD $66.1 million) and Adjusted EBITDA of approximately EUR €7.0 million (USD $8.0 million).

o	The updated full year 2021 revenue and Adjusted EBITDA expectations compare to the Company’s previously provided guidance of EUR €55-56 million (USD $63-64 million) and Adjusted EBITDA of EUR €6.6-6.8 million (USD $7.5-7.8 million).

o	The expected 2021 revenue and Adjusted EBITDA results represent growth of 25% and 26%, respectively, versus the full year 2020.

•	Bragg also increased its guidance for full year 2022 revenue to a range of EUR €68-72 million (USD $78-82 million) from the prior range of EUR €59-61 million (USD $67-70 million). The midpoint of the new full year 2022 revenue guidance represents growth of 21% over the expected full year 2021 revenue.

•	The Company also raised its guidance for full year 2022 Adjusted EBITDA to a range of EUR €9.5-10.5 million (USD $10.8-12.0 million) from the prior range of EUR €6-7 million (USD $7-8 million). The midpoint of the new full year 2022 Adjusted EBITDA guidance represents growth of 43% over the expected full year 2021 Adjusted EBITDA.

•	Bragg expects to complete the acquisition of Spin Games by the end of the first quarter of 2022.

o	The anticipated timing of the closing of the acquisition is reflected in the Company’s revised higher full year 2022 revenue expectation even though the previously provided 2022 revenue guidance contemplated an earlier closing of this transaction.

•	Since January 2021, Bragg’s Gaming has gone live with its player-popular content in the following regulated iGaming markets: Switzerland, Germany, Greece, the Netherlands, the United Kingdom, and the Czech Republic.

o	H2 Gambling Capital projects the aggregate 2022 online casino total addressable market (“TAM”) for these six countries will be approximately USD$9.5 billion.

•	The Company’s current TAM is approximately USD$12.5 billion and Bragg expects this to further increase to more than USD$18.0 billion by the end of 2022, reflecting its expectations for initial activations this year in several U.S. iGaming markets and in Ontario, as well as in other global iGaming markets.

Yaniv Spielberg, Chief Strategy Officer for Bragg Gaming, commented, “The ongoing execution of our iGaming content and platform expansion and new market initiatives are driving Bragg’s consistent operating momentum leading to near- and long-term financial growth. These factors contributed to stronger than expected financial results in the 2021 fourth quarter and as a result we now expect to exceed our previously provided guidance for full year 2021 revenue and Adjusted EBITDA.

"Looking forward, our deep bench of experienced senior management and operational teams continue to implement strategies that are leading to new areas of growth, as demonstrated by the strong initial performance we are achieving in our recently entered iGaming markets. As a result of the ongoing momentum in our business, we are raising our outlook for full year 2022 revenue range by approximately 17% at the midpoint, compared to our previously provided guidance, with the midpoint expectation of EUR €70 million representing 21% year-over-year growth.

“As we move closer to completing our acquisition of Spin Games, whose existing relationships with leading U.S. iGaming operators will significantly accelerate our entry into the market, and continue to make consistent progress with entering new regulated global iGaming markets, we remain on track to substantially grow our year-end 2022 TAM approximately six-fold compared to the beginning of 2021 to more than USD$18 billion. We also expect our TAM will continue to expand as new states approve iGaming over the next several years. As such, Bragg is favorably positioned to achieve our increased 2022 financial projections and to then continue to accelerate our growth in 2023.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region. Find out more.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com